Mail Stop 3561

December 6, 2007

*By U.S. Mail and facsimile to (508) 651-6021*

Herbert J. Zarkin
Chairman, President and Chief Executive Officer
BJ's Wholesale Club, Inc.
One Mercer Road
Natick, MA  01760

> **Re:    BJ's Wholesale Club, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 1-13143**

Dear Mr. Zarkin:

We have reviewed your response letter dated October 12, 2007 and have the following comments.  Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

General

1. Please clarify in response to each comment whether you will address the comment in future filings or whether any revision is necessary.

BJ's Growth Incentive Plan, page 18

2. We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment with respect to disclosure of the 2004-2006 growth incentive plan because that performance cycle has been completed.  Also, please expand your supplemental analysis regarding years that have not concluded to discuss specifically how competitors will use each type of financial target in a manner that would cause you competitive harm or advise us whether disclosure of

Herbert J. Zarkin
BJ's Wholesale Club, Inc.
December 6, 2007
Page 2

> prospective information would not be material to an understanding of the last fiscal year.

Competitive Frames of Reference, page 20

3. We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment with respect to the benchmarking of a named executive officer's compensation or any element of compensation. Please identify the components of the benchmarks you have described. To the extent the executive compensation committee is not aware of the components of a particular benchmark, please include disclosure to that effect.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel


cc:    Lon F. Povich
       EVP, General Counsel and Secretary